UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September, 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___________________

NEWS RELEASE

Cryopak Expands Retail Business with Rite Aid

VANCOUVER, B.C. – September 9, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today announced it has expanded its retail relationship with U.S. drugstore giant Rite Aid Corp. Rite Aid currently carries Cryopak’s Flexible Ice Blanket™ brand and this new business will see the Simply Cozy brand added to the retailers’ shelves. Simply Cozy products will be available at Rite Aid throughout the winter months, with a strong focus on the Christmas season.

“This is an exciting opportunity for us and fits with one of our key growth strategies: aligning ourselves with blue-chip customers. This increased business will also strengthen Cryopak’s brand recognition in the marketplace,” said Mr. Raj Gill, Cryopak's Vice President of Sales.

Mr. Martin Carsky, President and CEO, added “This is a big win for us. We hope to build on this relationship by continuing to offer Rite Aid innovative products that are attractive to their retail customers. Rite Aid recognizes the quality and integrity of our products, and that speaks volumes about who we are as a company. We are proud to be working with them, and look forward to expanding this relationship in the years to come.”

About Rite Aid

Rite Aid Corp. (NYSE: RAD) is one of the leading drug store chains in the United States with annual revenues of more than $16.5 billion. The company operates nearly 3,400 hundred stores in 28 states and Washington D.C. Rite Aid stores fill prescriptions and sell health and beauty aids, convenience foods, and other items, including more than 2,100 private-label products.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

info@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

NEWS RELEASE

Cryopak Announces Results of Annual and Special Meeting of Shareholders

VANCOUVER, B.C. – September 24, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today announced the results of the annual and special meeting of Company’s shareholders, held on September 23, 2004.

The following directors were elected to the Company’s Board of Directors, Mr. John McEwen, Mr. Martin Carsky, Mr. John Morgan, Mr. Ross Morrison, and Mr. Hugh Richardson. KPMG LLP was re-appointed as the Company’s auditor.

A special resolution to approve the consolidation of the outstanding Common Shares of the Company (the “Old Shares”) on the basis of 6,000 Old Shares being consolidated into one common share of the Company (the “Consolidated Shares”), to redeem or arrange the sale of any fractional shares resulting therefrom held by any shareholder holding less then one Consolidated Share, and the subsequent subdivision of the Consolidated Shares of the Company on the basis of 1,000 new Common Shares for each one Consolidated Share was approved by 98.2% of the votes cast.

A special resolution to remove the application of the Pre-existing Company Provisions under the new Business Corporations Act (British Columbia) was approved by 99.4% of the votes cast on the resolution. A special resolution to eliminate the maximum number of Common Shares and Class A Preference Shares that the Company is authorized to issue was approved by 99.4% of the votes cast. A special resolution to approve the deletion and cancellation of the existing Articles of the Company and the adoption of new Articles including the special rights and restrictions attached to the shares of the Company was approved by 99.4% of the votes cast.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their quality control cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

ir@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.